INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Miranda Gold Corp.

We have audited the consolidated balance sheet of Miranda Gold Corp. as at August 31, 2010 and the consolidated statements of loss and comprehensive loss, shareholders' equity and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2010 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	Chartered Accountants

December 9, 2010